Exhibit 99.5

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 3, 2016

Contents

1	Introduction

2	Interim Management Board Report

7	Managing Directors’ Statement

9	Consolidated Condensed Interim Financial Statements

27	Other Information

30	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Interim Report is set forth on page 30.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2016, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2016

ASML Statutory Interim Report 2016

Introduction

Dear Stakeholder,
On July 20, 2016, we published our Statutory Interim Report for the six-month period ended July 3, 2016. This includes an Interim Management Board Report, a Managing Directors' Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.
We also published our 2016 second-quarter results in accordance with US GAAP and IFRS-EU on July 20, 2016.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends and outlook, including expected levels of service sales, systems backlog, expected financial results for the third quarter and full year 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance,  including EUV system performance (such as endurance tests), expected industry trends and expected trends in the business environment, statements with respect to the acquisition of HMI by ASML, the expected benefits of the acquisition of HMI by ASML, including expected earnings accretion, enhancement of ASML’s existing product portfolio, the creation of a new class of products which improves yield and time to market, the accelerated introduction of reticle defect detection to support future EUV ramp and related opportunity in 2020, improvement in ASML and HMI’s metrology technologies and support of EUV technologies, the benefits of the acquisition to ASML’s holistic lithography strategy, the growth opportunity represented by patterning control and expansion of market opportunity by 2020 and expected timing of completion of HMI acquisition, statements with respect to EUV targets, including availability, productivity and shipments, including the number of EUV systems expected to be shipped and timing of shipments, and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Interim Management Board Report

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of July 3, 2016, we employed 12,598 payroll employees (December 31, 2015: 12,168) and 2,569 temporary employees (December 31, 2015: 2,513), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
As per our AGM held on April 29, 2016 Mr. Van der Poel retired from our Supervisory Board. On February 4, 2016, we announced that our Supervisory Board appointed Mr. Kleisterlee as its new Chairman which became effective upon closing of our AGM held on April 29, 2016.
On June 16, 2016, ASML and HMI, a leading supplier of pattern verification systems used for advanced semiconductor devices, announced that they entered into an agreement under which ASML will acquire all outstanding shares of HMI in a cash transaction valued at about TWD 100 billion (approximately EUR 2.8 billion). Both companies are leaders in their respective fields and are already developing joint approaches that IC manufacturers can use to improve yields in the production of the most advanced microchips. The combination will allow ASML and HMI to further integrate and enhance their product offering at an accelerated pace. The transaction will entitle each HMI shareholder to receive TWD 1,410 per share in cash.
The transaction is expected to close in the fourth quarter of 2016 and is subject to customary closing conditions, including review by Taiwanese, U.S. and international regulators. Closing is also subject to approval by HMI's shareholders. HEC and certain affiliates, as well as certain officers of HMI, own approximately 48% of HMI shares in total and have entered into agreements with ASML pursuant to which they have agreed to vote in favor of, and otherwise support, the transaction.
As part of the transaction, HEC and certain HMI officers have also agreed to (re)invest in ASML part of the proceeds to be received by them from selling their HMI shares in the transaction, underscoring their belief in the strategic rationale for the transaction and their commitment to the combined businesses going forward. Accordingly, ASML expects to issue a total number of 5.9 million ASML shares (corresponding to approximately 1% of ASML shares currently issued and outstanding) at a subscription price of TWD 3,106 per share (equivalent to EUR 85.24, for an aggregate value of approximately EUR 500 million)1. The newly issued ASML shares will be subject to a minimum holding period of two and a half years.
On July 7, 2016, we settled two eurobond offerings for an aggregate amount of EUR 1,500 million Senior Notes, consisting of EUR 500 million of bonds due 2022 and EUR 1,000 million of bonds due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022 and July 7, 2026 respectively.
ASML expects to finance the acquisition of HMI partially with the eurobond offerings as described above, approximately EUR 500 million of ASML equity to be purchased by HEC and the relevant HMI officers as noted above, and the remainder from available cash and cash equivalents.
In the first half year of 2016, we generated net sales of EUR 3,072.8 million (first half year of 2015: EUR 3,304.0 million) and an operating income of EUR 787.2 million or 25.6 percent of net sales (first half year of 2015: EUR 1,032.0 million or 31.2 percent). Net income for the first half year of 2016 amounted to EUR 601.2 million or 19.6 percent of net sales (first half year of 2015: EUR 891.3 million or 27.0 percent), representing basic net income per ordinary share of EUR 1.41 (first half of 2015: EUR 2.06).
Below we provide an update of the risks and uncertainties we face in the second half year of 2016, followed by the ASML Operations Update, Auditor's Involvement and 2016 Second Half Year Perspectives.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition, results of operations and the price of our shares. Some of the more relevant risks are defined below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
We have assessed the risks for the second half year of 2016 and believe that the risks identified are in line with those presented in our Statutory Annual Report 2015. For a detailed description of the risks defined below, we refer to our Statutory Annual Report 2015.

1 Based on the VWAP for the 30 trading days on Euronext Amsterdam up to and including June 13, 2016 and the prevailing EUR/TWD exchange rate on June 13, 2016.

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Summary

Strategic risk

•	We derive most of our revenues from the sale of a relatively small number of products.
Risks related to the semiconductor industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry;

•	Cadence for the introduction of new systems is lengthening;

•	Industry adoption of EUV technology may be delayed; and

•	We face intense competition.
Governmental, legal and compliance risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;

•	Defending against intellectual property claims brought by others could harm our business;

•	We are subject to risks in our international operations;

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended; and

•	Changes in taxation could affect our future profitability.
Operational risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;

•	The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs;

•	As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises;

•	We are dependent on the continued operation of a limited number of manufacturing facilities;

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire;

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees;

•	A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations; and

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities.

Financial risks

•	A high percentage of net sales is derived from a few customers; and

•	Fluctuations in foreign exchange rates could harm our results of operations.
Risks related to our ordinary shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;

•	Restrictions on shareholder rights may dilute voting power; and

•
Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders.

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ASML Operations Update
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 3, 2016 included in this Statutory Interim Report have been prepared in accordance with IAS 34. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.
Based on US GAAP, net income, as explained in the table below, is measured differently from net income based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in millions)	EUR	EUR
Net income based on US GAAP	772.4	551.8
Development expenditures	132.4	125.2
Share-based payments	2.0	0.7
Income taxes	(15.5)	(76.5)
Net income based on IFRS-EU	891.3	601.2

Set forth below are certain extracts of our Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis (based on IFRS-EU):

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in millions)	EUR	EUR
Total net sales	3,304.0	3,072.8
Total cost of sales	(1,802.1)	(1,802.5)
Gross profit	1,501.9	1,270.3
Other income	41.6	46.9
Research and development costs	(340.9)	(351.0)
Selling, general and administrative costs	(170.6)	(179.0)
Operating income	1,032.0	787.2
Finance income (costs)	(2.0)	(0.3)
Income before income taxes	1,030.0	786.9
Income tax expense	(138.7)	(185.7)
Net income	891.3	601.2

The following table shows a summary of key financial figures on a semi-annual basis:

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in millions EUR, unless otherwise indicated)
Total net sales	3,304.0	3,072.8
Net system sales	2,381.0	2,109.9
Net service and field option sales	923.0	962.9
Total sales of systems (in units)	88	79
Total sales of new systems (in units)	73	67
Total sales of used systems (in units)	15	12
Gross profit as a percentage of total net sales	45.5	41.3
ASP of system sales	27.1	26.7
ASP of new system sales	31.6	30.7
ASP of used system sales	5.1	4.2

Consolidated Sales and Gross Profit
Total net sales decreased by EUR 231.2 million to EUR 3,072.8 million for the first half year of 2016 from EUR 3,304.0 million for the first half year of 2015. This decrease is caused by decreased net system sales of EUR 271.1 million, partly offset by increased net service and field option sales of EUR 39.9 million. The decrease in net system sales is primarily caused by a lower number of systems sold.
Gross profit on sales decreased by EUR 231.6 million to EUR 1,270.3 million for the first half year of 2016 from EUR 1,501.9 million for the first half year of 2015. This is mainly driven by a lower system sales volume. The gross margin decreased to 41.3 percent for the first half year of 2016 from 45.5 percent for the first half year of 2015. The first half year of 2016 was negatively impacted by the sale of two NXE:3350B systems, for which full cost of sales is recognized, while part of the revenue is deferred. The first half year of 2015 included one NXE:3300B which did not contribute to gross profit.
We started 2016 with a systems backlog of 79 systems. During the first half year of 2016, we booked orders for 73 systems and recognized sales for 79 systems. This resulted in a systems backlog of 73 systems as of July 3, 2016.

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As of July 3, 2016, our systems backlog was valued at EUR 3,371.1 million and includes 73 systems with an ASP of EUR 46.2 million. As of December 31, 2015, the systems backlog was valued at EUR 3,184.3 million and included 79 systems with an ASP of EUR 40.3 million. The ASP of our systems backlog as of July 3, 2016 increased compared to December 31, 2015 as a result of a shift in the mix of systems towards more high-end system types including 4 additional EUV orders.
For further details regarding our backlog, we refer to 2016 Second Half Year Perspectives - Financial Outlook.
Other Income
Other income consists of contributions for R&D programs under the NRE Funding Agreements from certain Participating Customers in the CCIP and amounted to EUR 46.9 million for the first half year of 2016 (first half year of 2015: EUR 41.6 million).
Research and Development
R&D investments for the first half year of 2016 of EUR 551.7 million are in line with the first half year of 2015 (EUR 535.8 million). The R&D investments comprise of R&D costs net of credits (including net development costs not eligible for capitalization), of EUR 351.0 million (first half year of 2015: EUR 340.9 million) and capitalization of development expenditures of EUR 200.7 million (first half year of 2015: EUR 194.9 million). Capitalization of development expenditures during the first half year of 2016 increased compared to the first half of 2015 due to additional DUV products having entered the development phase. In the first half of 2016 our R&D activities mainly related to:

•	EUV - Further improving availability and productivity, and supporting the design of our NXE:3400B system (first half year of 2015: mainly NXE:3350B system);

•
DUV immersion - Focused on the final stages of development relating to our NXT:1980 system, of which we shipped the first systems in 2015, as well as development of future DUV platform NXT:20x0 (first half year of 2015: mainly NXT:1980 system); and

•	Holistic Lithography - Further development of Yieldstar and process window control solutions.

Selling, General and Administrative Costs
Selling, general and administrative costs of EUR 179.0 million for the first half year of 2016 are in line with the first half year of 2015 (EUR 170.6 million).
Related Party Transactions
For disclosure regarding related party transactions see Note 13 to the Consolidated Condensed Interim Financial Statements.

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Auditor's Involvement
This Statutory Interim Report for the six-month period ended July 3, 2016 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.

2016 Second Half Year Perspectives

Operational Outlook
We expect our full-year 2016 total net sales to exceed our 2015 record year. The total net sales level will depend on the timing of our EUV revenue recognition and the size of the combined 10/7 nanometer node ramp.

We took new orders for four EUV systems from Foundry and Memory customers, bringing our backlog to 10 units worth about EUR 1 billion. These systems are intended for volume manufacturing sites. We expect to take additional orders in the second half of this year.

Financial Outlook
The following table sets forth our systems backlog as of December 31, 2015 and July 3, 2016:

	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	December 31, 2015	July 3, 2016

New systems backlog (in units)	68	65
Used systems backlog (in units)	11	8
Total systems backlog (in units)	79	73
Value of new systems backlog	3,149.6	3,335.4
Value of used systems backlog	34.7	35.7
Total value of systems backlog	3,184.3	3,371.1
ASP of new systems backlog	46.3	51.3
ASP of used systems backlog	3.2	4.5
ASP of total systems backlog	40.3	46.2

Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.
For the third quarter of 2016, we expect total net sales at approximately EUR 1.7 billion and other income of about EUR 23 million, which consists of contributions from participations of the CCIP.
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Veldhoven, July 19, 2016

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Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Veldhoven, July 19, 2016

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ASML Statutory Interim Report 2016    8

Consolidated Condensed
Interim Financial Statements

ASML Statutory Interim Report 2016    9

ASML Statutory Interim Report 2016    10

Consolidated Condensed Interim Financial Statements

12	Consolidated Condensed Statement of Profit or Loss
13	Consolidated Condensed Statement of Comprehensive Income
14	Consolidated Condensed Statement of Financial Position
15	Consolidated Condensed Statement of Changes in Equity
17	Consolidated Condensed Statement of Cash Flows
18	Notes to the Consolidated Condensed Interim Financial Statements

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Consolidated Condensed Statement of Profit or Loss

		Unaudited	Unaudited
	For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
Notes	(in thousands, except per share data)	EUR	EUR

11	Net system sales	2,381,037	2,109,928
11	Net service and field option sales	922,918	962,849
	Total net sales	3,303,955	3,072,777

	Cost of system sales	(1,260,848)	(1,185,584)
	Cost of service and field option sales	(541,246)	(616,865)
	Total cost of sales	(1,802,094)	(1,802,449)

	Gross profit	1,501,861	1,270,328
	Other income	41,600	46,889
	Research and development costs	(340,852)	(350,984)
	Selling, general and administrative costs	(170,577)	(179,039)
	Operating income	1,032,032	787,194

	Finance income	4,579	7,142
	Finance costs	(6,581)	(7,401)
	Income before income taxes	1,030,030	786,935

10	Income tax expense	(138,775)	(185,717)
	Net income	891,255	601,218

7	Basic net income per ordinary share	2.06	1.41
7	Diluted net income per ordinary share[1]	2.05	1.41

	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	431,985	425,749
7	Diluted[1]	434,429	427,797

1
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

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Consolidated Condensed Statement of Comprehensive Income

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in thousands)	EUR	EUR

Net income	891,255	601,218

Other comprehensive income:

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	239,790	(6,409)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	8,390	(983)
Transfers to net income	(10,384)	102

Other comprehensive income, net of taxes[1]	237,796	(7,290)

Total comprehensive income, net of taxes	1,129,051	593,928

Attributable to Equity holders	1,129,051	593,928

1
All items in accumulated other comprehensive income as at July 3, 2016, comprising of the hedging reserve of EUR 1.1 million losses (June 28, 2015: EUR 9.9 million gains) and the currency translation reserve of EUR 286.1 million gains (June 28, 2015: EUR 238.4 million gains), will be reclassified subsequently to profit or loss when specific conditions are met.

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Consolidated Condensed Statement of Financial Position
(Before appropriation of net income)

			Unaudited
		December 31, 2015	July 3, 2016
Notes	(in thousands)	EUR	EUR

	Assets
	Property, plant and equipment	1,620,678	1,608,921
	Goodwill	2,647,809	2,626,792
	Other intangible assets	2,018,514	2,152,984
	Deferred tax assets	139,622	165,164
	Finance receivables	124,036	105,679
4	Derivative financial instruments	81,777	121,461
	Other assets	369,105	367,590
	Total non-current assets	7,001,541	7,148,591

	Inventories	2,573,730	2,715,253
	Current tax assets	19,080	178,043
4	Derivative financial instruments	52,026	42,991
	Finance receivables	280,523	523,964
	Accounts receivable	803,696	732,404
	Other assets	375,467	395,127
4, 5	Short-term investments	950,000	1,000,000
4, 5	Cash and cash equivalents	2,458,717	1,926,052
	Total current assets	7,513,239	7,513,834

	Total assets	14,514,780	14,662,425

	Equity and liabilities

	Equity	9,491,151	9,299,518

	Long-term debt	1,125,474	901,871
4	Derivative financial instruments	1,878	1,166
	Deferred and other tax liabilities	376,548	405,065
	Provisions	2,445	12,563
8	Accrued and other liabilities	412,491	322,183
	Total non-current liabilities	1,918,836	1,642,848

	Provisions	2,441	2,928
4	Derivative financial instruments	18,982	34,264
	Current portion of long-term debt	4,211	253,632
	Current tax liabilities	3,654	170,896
8	Accrued and other liabilities	2,547,611	2,524,110
	Accounts payable	527,894	734,229
	Total current liabilities	3,104,793	3,720,059

	Total equity and liabilities	14,514,780	14,662,425

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Consolidated Condensed Statement of Changes in Equity
(Before appropriation of net income)

(in thousands)	Issued and outstanding shares			Treasury Shares at cost EUR
	Number[1]	Amount EUR	Share Premium EUR		Retained Earnings EUR	Other Reserves[2] EUR	Net Income EUR	Total EUR

Balance at January 1, 2015	432,935	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930

Appropriation of net income	—	—	—	—	1,418,320	—	(1,418,320)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	891,255	891,255
Foreign currency translation	—	—	—	—	—	239,790	—	239,790
Loss on financial instruments, net of taxes	—	—	—	—	—	(1,994)	—	(1,994)
Total comprehensive income	—	—	—	—	—	237,796	891,255	1,129,051

CCIP:
Fair value differences[3]	—	—	5,616	—	—	—	—	5,616

Purchases of treasury shares[4]	(2,976)	(268)	—	(284,448)	—	—	—	(284,716)
Cancellation of treasury shares	—	(462)	—	389,302	(388,840)	—	—	—
Share-based payments	—	—	26,690	—	—	—	—	26,690
Issuance of shares	694	62	16,702	28,208	(33,667)	—	—	11,305
Dividend paid	—	—	—	—	(302,310)	—	—	(302,310)
Development expenditures	—	—	—	—	(164,143)	164,143	—	—
Balance at June 28, 2015 unaudited	430,653	38,758	3,505,564	(256,381)	3,393,385	1,378,985	891,255	8,951,566

Appropriation of net income	—	—	—	—	—	—	—	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	728,234	728,234
Foreign currency translation	—	—	—	—	—	58,227	—	58,227
Loss on financial instruments, net of taxes	—	—	—	—	—	(10,129)	—	(10,129)
Total comprehensive income	—	—	—	—	—	48,098	728,234	776,332

CCIP:
Fair value differences[3]	—	—	12,272	—	—	—	—	12,272

Purchases of treasury shares[4]	(3,297)	(29)	—	(280,142)	—	—	—	(280,171)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	23,455	—	—	—	—	23,455
Issuance of shares	631	57	(25,378)	59,601	(26,583)	—	—	7,697
Dividend paid	—	—	—	—	—	—	—	—
Development expenditures	—	—	—	—	(143,094)	143,094	—	—
Balance at December 31, 2015	427,987	38,786	3,515,913	(476,922)	3,223,708	1,570,177	1,619,489	9,491,151

Appropriation of net income	—	—	—	—	1,619,489	—	(1,619,489)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	601,218	601,218
Foreign currency translation	—	—	—	—	—	(6,409)	—	(6,409)
Loss on financial instruments, net of taxes	—	—	—	—	—	(881)	—	(881)
Total comprehensive income	—	—	—	—	—	(7,290)	601,218	593,928

CCIP:
Fair value differences[3]	—	—	13,963	—	—	—	—	13,963

Purchases of treasury shares[4]	(4,611)	—	—	(386,542)	—	—	—	(386,542)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	24,105	—	—	—	—	24,105
Issuance of shares	479	43	(22,277)	45,182	(14,170)	—	—	8,778
Dividend paid	—	—	—	—	(445,865)	—	—	(445,865)
Development expenditures	—	—	—	—	(161,499)	161,499	—	—
Balance at July 3, 2016 unaudited	423,855	38,829	3,531,704	(818,282)	4,221,663	1,724,386	601,218	9,299,518

ASML Statutory Interim Report 2016    15

1
As of July 3, 2016, the number of issued shares was 431,438,058. This includes the number of issued and outstanding shares of 423,855,472 and the number of treasury shares of 7,582,586. As of December 31, 2015, the number of issued shares was 433,332,573. This includes the number of issued and outstanding shares of 427,986,682 and the number of treasury shares of 5,345,891. As of June 28, 2015, the number of issued shares was 433,332,427. This included the number of issued and outstanding shares of 430,652,782 and the number of treasury shares of 2,679,645.

2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

3
In the first half year of 2016, EUR 14.0 million (second half year of 2015: EUR 12.3 million; first half year of 2015: EUR 5.6 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

4
In the first half year of 2016, ASML repurchased shares for an amount of EUR 386.5 million (second half year of 2015: EUR 280.2 million; first half year of 2015: EUR 284.7 million). As of July 3, 2016, EUR 1.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2015: nil; June 28, 2015: EUR 2.0 million).

ASML Statutory Interim Report 2016    16

Consolidated Condensed Statement of Cash Flows

		Unaudited	Unaudited
	For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
Notes	(in thousands)	EUR	EUR
	Cash Flows from Operating Activities
	Net income	891,255	601,218

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization [1]	169,644	205,215
	Impairment	615	915
	Loss on disposal of property, plant and equipment [2]	1,320	2,105
	Share-based payments	27,568	24,105
	Allowance for doubtful receivables	2,078	1,729
	Allowance for obsolete inventory	97,322	59,098
	Deferred income taxes	54,856	104,980

	Changes in assets and liabilities:
	Accounts receivable	(212,789)	92,819
	Finance receivables	(51,820)	(225,360)
	Inventories [2,3]	6,378	(126,581)
	Other assets	(110,933)	(72,173)
8	Accrued and other liabilities	(254,764)	(99,532)
	Accounts payable	221,895	200,881
10	Current income taxes	(24,316)	(93,414)
	Net cash provided by operating activities	818,309	676,005

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment [3]	(164,784)	(154,091)
	Purchase of intangible assets	(195,993)	(205,568)
4	Purchase of available for sale securities	—	(700,000)
4	Maturity of available for sale securities	309,850	650,000
	Cash from (used for) derivative financial instruments	(127,022)	8,816
	Loans issued and other investments	—	(6,000)
	Net cash used in investing activities	(177,949)	(406,843)

	Cash Flows from Financing Activities
12	Dividend paid	(302,310)	(445,865)
12	Purchase of shares [4]	(282,702)	(385,448)
	Net proceeds from issuance of shares	14,535	22,658
	Repayment of debt	(1,510)	(2,367)
	Net cash used in financing activities	(571,987)	(811,022)

	Net cash flows	68,373	(541,860)
	Effect of changes in exchange rates on cash	7,097	9,195

	Net increase (decrease) in cash and cash equivalents	75,470	(532,665)
	Cash and cash equivalents at beginning of the year	2,419,487	2,458,717

	Cash and cash equivalents at June 28, 2015 and July 3, 2016	2,494,957	1,926,052

	Supplemental Disclosures of Cash Flow Information:
	Interest received	8,276	8,010
	Interest and other paid	(15,141)	(15,221)
10	Income taxes paid	(112,293)	(171,722)

1
For the six-month period ended July 3, 2016, depreciation and amortization includes EUR 139.8 million of depreciation of property, plant and equipment (June 28, 2015: EUR 112.9 million), EUR 65.0 million of amortization of intangible assets (June 28, 2015: EUR 56.1 million) and EUR 0.4 million of amortization of underwriting commissions related to bonds and credit facility (June 28, 2015: EUR 0.6 million).

2
For the six-month period ended July 3, 2016, an amount of EUR 19.8 million (June 28, 2015: EUR 24.5 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

3
For the six-month period ended July 3, 2016, an amount of EUR 2.6 million (June 28, 2015: EUR 17.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows. Other movements include EUR 5.0 million (June 28, 2015: EUR 2.0 million) relating to a decrease in additions not yet paid.

4
In the first half year of 2016, ASML repurchased shares for an amount of EUR 385.4 million (first half year of 2015: EUR 284.7 million). As of July 3, 2016, EUR 1.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (June 28, 2015: EUR 2.0 million).

ASML Statutory Interim Report 2016    17

Notes to the Consolidated Condensed Interim Financial Statements

1. General Information
Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V. and its subsidiaries and special purpose entities over which ASML Holding N.V. has control (together referred to as "ASML"). All intercompany profits, balances and transactions have been eliminated in the consolidation.
The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 19, 2016 and have not been audited or reviewed by an external auditor.
2. Basis of Preparation
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 3, 2016 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Statutory Annual Report and should be read in conjunction with the Statutory Annual Report 2015, which has been prepared in accordance with IFRS-EU.
The Consolidated Condensed Interim Financial Statements are stated in thousands of EUR unless indicated otherwise.
3. Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements 2015, except for income tax expense which is recognized based on management’s best estimate of the annual income tax rate for the full financial year. Implementation of new and revised IFRS-EU over the six-month period ended July 3, 2016 did not have a material impact on our Consolidated Condensed Interim Financial Statements.
On July 3, 2016 the following standards and interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and and have not yet been adopted by us
IFRS 15 "Revenue from Contracts with Customers", was issued in May 2014. In May 2015, the IASB proposed to defer the effective date of IFRS 15 by one year to January 1, 2018. The Standard is subject to endorsement by the EU. IFRS 15 is a joint project of the IASB and the FASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which will supersede IAS 39 "Financial Instruments: Recognition and Measurement" in its entirety (the IASB tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after January 1, 2018). Compared to IFRS 9 (as revised in 2013), the 2014 version includes limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' measurement category for simple debt instruments. It also adds the impairment requirements relating to the accounting for an entity's expected credit losses on its financial assets and commitments to extend credit. The completed IFRS 9 (as revised in 2014) contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting.
IFRS 16 "Leases", was issued in January 2016. The Standard will become effective as of January 1, 2019 and is subject to endorsement by the EU. IFRS 16 is the result of a project initiated by IASB and the FASB and supersedes IAS 17 "Leases" and its associated interpretive guidance.
IAS 7 'Statement of Cash Flows' was issued in January 2016. The amendments will become effective as of January 1, 2017, with earlier application being permitted and is subject to endorsement by the EU. These amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities.
IAS 12 'Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses' was issued in January 2016. The amendments will become effective as of January 1, 2017, with earlier application being permitted and is subject to endorsement by the EU. The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. With the amendments IASB wants to further clarify interpretation of the Standard.
IFRS 2 'Share-based Payment' was issued in June 2016. The amendments will become effective as of January 1, 2018, with earlier application being permitted and is subject to endorsement by the EU. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and are therefore intended to provide further clarification on the interpretation of the Standard.

ASML Statutory Interim Report 2016    18

We are currently in the process of determining the impact of implementing these Standards on our Consolidated (Condensed Interim) Financial Statements.
We believe that the effect of all other IFRSs not yet adopted by the EU is not expected to be material.
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument‘s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
Our available-for-sale financial instruments consist of deposits with an original maturity beyond three months with financial institutions that have good credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.

ASML Statutory Interim Report 2016    19

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of July 3, 2016	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	164,452	—	164,452
Money market funds [2]	869,659	—	—	869,659
Short-term investments [3]	—	1,000,000	—	1,000,000
Total	869,659	1,164,452	—	2,034,111

Liabilities measured at fair value
Derivative financial instruments [1]	—	35,430	—	35,430

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,131,016	—	—	1,131,016

As of December 31, 2015	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	133,803	—	133,803
Money market funds [2]	659,295	—	—	659,295
Short-term investments [3]	—	950,000	—	950,000
Total	659,295	1,083,803	—	1,743,098

Liabilities measured at fair value
Derivative financial instruments [1]	—	20,860	—	20,860

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,100,849	—	—	1,100,849

1    Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2    Money market funds are part of our cash and cash equivalents.
3    Short-term investments consist of deposits with an original maturity longer than three months.
4    Long-term debt relates to the Eurobonds.
There were no transfers between levels during the first half year of 2016 and 2015.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
For the six-month period ended July 3, 2016, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2016.
5. Liquidity
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of July 3, 2016 of EUR 1,926.1 million (December 31, 2015: EUR 2,458.7 million), short-term investments as of July 3, 2016 of EUR 1,000.0 million (December 31, 2015: EUR 950.0 million) and available credit facilities as of July 3, 2016 of EUR 700.0 million (December 31, 2015: EUR 700.0 million). In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
6. Critical Accounting Judgments and Key sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Statutory Annual Report 2015.

ASML Statutory Interim Report 2016    20

7. Earnings per Share
The basic and diluted net income per ordinary share has been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in thousands, except per share data)	EUR	EUR

Net income	891,255	601,218

Weighted average number of shares outstanding	431,985	425,749

Basic net income per ordinary share	2.06	1.41

Weighted average number of shares outstanding:	431,985	425,749
Plus shares applicable to:
Options and conditional shares	2,444	2,048
Dilutive potential ordinary shares	2,444	2,048
Diluted weighted average number of shares	434,429	427,797

Diluted net income per ordinary share [1]	2.05	1.41

1
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

8. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

		Unaudited
	December 31, 2015	July 3, 2016
(in thousands)	EUR	EUR

Deferred revenue	1,737,391	1,798,668
Costs to be paid	224,597	158,571
Down payments from customers	606,804	504,087
Personnel related items	341,554	288,587
Standard warranty reserve	18,803	23,808
Other	30,953	72,572
Accrued and other liabilities	2,960,102	2,846,293
Less: non-current portion of accrued and other liabilities [1]	412,491	322,183
Current portion of accrued and other liabilities	2,547,611	2,524,110

1
The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenues with respect to services.

The decrease in accrued and other liabilities mainly relates to the decrease in costs to be paid, down payments from customers, and personnel related items, which is partly offset by an increase in deferred revenue.
Deferred revenue as of July 3, 2016 mainly consists of deferred revenue for system shipments and credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 1,421.8 million (December 31, 2015: EUR 1,402.6 million) and extended and enhanced (optic) warranty contracts amounting to EUR 341.6 million (December 31, 2015: EUR 303.3 million). Both include deferred revenues with respect to our EUV systems, NXE:3300B and NXE:3350B. The total deferred revenue for these EUV systems is EUR 216.4 million (December 31, 2015: EUR 251.5 million).
Costs to be paid include an amount of EUR 44.7 million (December 31, 2015: EUR 92.7 million) relating to the expected losses to upgrade EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
Down payments from customers relate to advance payments received from customers for systems that will be shipped in future periods. The decrease in down payments from customers is caused by the shipments of such systems.
Personnel related items mainly consist of accrued profit sharing, accrued management bonuses, accrued vacation days, accrued pension premiums, accrued wage tax and accrued December allowance. The personnel related items mainly decreased as a result of the payment of the annual profit sharing 2015, the 2015 Board of Management bonus and 2015 senior management bonus.

ASML Statutory Interim Report 2016    21

9. Commitments, Contingencies and Guarantees
The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the Statutory Annual Report 2015.
10. Income Taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the six-month period ended July 3, 2016 is 23.6 percent compared to 13.5 percent for the six-month period ended June 28, 2015. The increase in the estimated annual tax rate is mainly explained by a so-called bi-lateral advance pricing agreement between the US and Dutch tax authorities on an inter group transfer of intellectual property rights.
11. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales by technology.
Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in thousands)	EUR	EUR
New systems	2,304,960	2,059,466
Used systems	76,077	50,462
Net system sales	2,381,037	2,109,928

Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	Net system sales	Net system sales
(in thousands)	in units	in EUR
For the six-month period ended July 3, 2016
EUV	2	95,993
ArFi	34	1,642,241
ArF dry	4	78,919
KrF	28	252,987
I-line	11	39,788
Total	79	2,109,928

For the six-month period ended June 28, 2015
EUV	1	70,473
ArFi	42	1,943,786
ArF dry	4	52,886
KrF	30	277,430
I-line	11	36,462
Total	88	2,381,037

The decrease in net system sales is primarily caused by a lower number of systems sold.

ASML Statutory Interim Report 2016    22

Segment performance is evaluated by our CODM based on US GAAP net income which is measured differently from net income reported in our Consolidated Financial Statements based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in thousands)	EUR	EUR

Net system sales	2,381,037	2,109,928
Net service and field option sales	922,918	962,849
Total net sales	3,303,955	3,072,777

Cost of system sales	(1,230,324)	(1,146,462)
Cost of service and field option sales	(541,246)	(616,865)
Total cost of sales	(1,771,570)	(1,763,327)

Gross profit	1,532,385	1,309,450
Other income	41,600	46,889
Research and development costs	(528,805)	(544,885)
Selling, general and administrative costs	(170,570)	(179,218)
Income from operations	874,610	632,236

Interest and other, net	(7,685)	(7,227)
Income before income taxes	866,925	625,009

Income tax expense	(94,495)	(73,251)
Net income	772,430	551,758
Differences US GAAP and IFRS-EU	118,825	49,460
Net income based on IFRS-EU	891,255	601,218

Segment performance is also evaluated by our CODM based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

		Unaudited
	December 31, 2015	July 3, 2016
(in thousands)	EUR	EUR
Total assets for management reporting purposes	13,295,031	13,303,456
Differences US GAAP and IFRS-EU	1,219,749	1,358,969
Total assets based on IFRS-EU	14,514,780	14,662,425

ASML Statutory Interim Report 2016    23

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended June 28, 2015 and July 3, 2016	2015	2016
(in thousands)	EUR	EUR
Japan	368,724	196,008
Korea	1,020,088	804,241
Singapore	58,467	135,406
Taiwan	778,270	701,190
China	242,812	568,420
Rest of Asia	1,092	887
Netherlands	1,708	1,328
Rest of Europe	139,782	102,980
United States	693,012	562,317
Total	3,303,955	3,072,777

Non-current assets by geographic region were as follows:

		Unaudited
	December 31, 2015	July 3, 2016
(in thousands)	EUR	EUR
Japan	3,957	5,155
Korea	28,122	13,570
Singapore	661	907
Taiwan	65,664	65,986
China	1,788	1,728
Rest of Asia	2,095	2,772
Netherlands	2,613,605	2,694,332
Rest of Europe	5,877	5,802
United States	3,893,553	3,908,193
Total	6,615,322	6,698,445

For the six-month period ended July 3, 2016, net sales to the largest customer accounted for EUR 682.1 million or 22.2 percent of total net sales (June 28, 2015: EUR 837.3 million or 25.3 percent). Our three largest customers (based on net sales) accounted for EUR 708.6 million or 52.0 percent of accounts receivable and finance receivables at July 3, 2016 (December 31, 2015: EUR 704.1 million or 58.3 percent).
Substantially all of our sales were export sales during the six-month periods ended July 3, 2016 and June 28, 2015.
12. Dividends and Share Buybacks
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
In the AGM of April 29, 2016, a dividend of EUR 1.05 per ordinary share of EUR 0.09 nominal value was adopted for 2015. As a result, a total dividend amount of EUR 445.9 million was paid to our shareholders on May 17, 2016.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.
On January 20, 2016 we announced a new share buyback program, to be executed within the 2016-2017 time frame. As part of this program, we intend to purchase shares up to EUR 1.5 billion, which includes an amount of approximately EUR 500 million remaining from the prior program, announced on January 21, 2015. We intend to cancel the shares upon repurchase. This buyback program started on January 21, 2016. Through July 3, 2016 we acquired 4.6 million shares under this program for a total consideration of EUR 386.5 million. We will pause our share buyback program for a few quarters while we are in the midst of the HMI acquisition process. We continue to expect to complete the full 2016-2017 program, yet it may be further suspended, modified or discontinued at any time.

ASML Statutory Interim Report 2016    24

13. Related Party Transactions
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our synthetic share buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.
The total net sales and the net outstanding liability to Intel (and its affiliates) were as follows:

For the six-month period ended	June 28, 2015	July 3, 2016
(in thousands)	EUR	EUR
Total net sales to Intel	357,098	682,094

	December 31, 2015	July 3, 2016
(in thousands)	EUR	EUR
Net outstanding liability to Intel	700,156	465,149

There have been no transactions during the first half year of 2016, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During the first half year of 2016, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
14. Subsequent Events
Subsequent events were evaluated up to July 19, 2016 which is the date the Consolidated Condensed Interim Financial Statements included in this Statutory Interim Report for the six-month period ended July 3, 2016 were approved.
On July 7, 2016, we settled two eurobond offerings for an aggregate amount of EUR 1,500 million Senior Notes, consisting of EUR 500 million of bonds due 2022 and EUR 1,000 million of bonds due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022 and July 7, 2026 respectively. Both eurobond offerings are intended to partially fund the intended acquisition of HMI.

Veldhoven, the Netherlands
July 19, 2016
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Wolfgang U. Nickl

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Other Information

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Information and Investor Relations
Financial Calendar
October 19, 2016
Announcement of Third Quarter results for 2016
January 18, 2017
Announcement of Fourth Quarter Results for 2016 and Annual Results for 2016
April 26, 2017
Annual General Meeting of Shareholders
Fiscal Year
ASML’s fiscal year ends on December 31, 2016
Listing
Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML shares Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam. Our ordinary shares also trade on NASDAQ.
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our Website.

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ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suite 1702-3, 17F
100 Queens Road Central
Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For additional contact information please visit our Website.

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Definitions

Name	Description
AFM	Autoriteit Financiële Markten; Authority for the Financial Markets of the Netherlands
AGM	Annual General Meeting of Shareholders
ArF	Argon Fluoride
ArFi	Argon Fluoride Immersion
ASML	ASML Holding N.V. and its subsidiaries
ASP	Average Selling Price
BoM	Board of Management of ASML
CCIP	Customer Co-Investment Program
CODM	Chief Operating Decision Maker
Cymer	Cymer Inc., Cymer LLC and its subsidiaries
EPS	Earnings per share
ESOP	Employee Stock and Stock Option Plans
EU	European Union
Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023
EUV	Extreme Ultraviolet
FASB	Financial Accounting Standards Board
FTEs	Full-time equivalents
HEC	Hermes-Epitek Corporation
HMI	Hermes Microvision, Inc.
Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process
i-line	Lithography system with a mercury lamp as light source
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IC	Integrated Circuit
IFRS	International Financial Reporting Standards
IFRS-EU	International Financial Reporting Standards as adopted by the European Union
Intel	Intel Corporation
KrF	Krypton Fluoride
Logic	Integrated Device Manufacturers and Foundries
Memory	NAND-Flash Memory and DRAM Memory chip makers
NASDAQ	NASDAQ Stock Market LLC
NPV	Net Present Value
NRE	Non Recurring Engineering
NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement
NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body
NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay
Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung
R&D	Research and Development
SB	Supervisory Board of ASML
VWAP	Volume-Weighted Average Price
US GAAP	Generally Accepted Accounting Principles in the United States of America
Website	www.asml.com

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